EXHIBIT 99.1

Montreal, Québec – February 22, 2022	TSX:NSR
(in U.S. dollars unless otherwise noted)	NYSE:NSR

NOMAD REPORTS 2021 AND Q4 PRELIMINARY RESULTS SHOWCASING TRANSFORMATIVE FIRST FULL YEAR OF OPERATIONS AND DECLARES FIRST QUARTER 2022 DIVIDEND

This news release constitutes a “designated news release” for the purposes of Nomad’s prospectus supplement dated June 22, 2021, to its short form base shelf prospectus dated September 30, 2020

Vincent Metcalfe, CEO and Chair of the Board of Directors of Nomad Royalty Company Ltd. (“Nomad” or the “Company”) stated “2021 was a transformative year for Nomad as our team successfully delivered on the many milestones laid out upon our initial listing in May 2020. Over the past 18 months, our team delivered four major acquisitions of high-quality royalties and streams and demonstrated that we have the required skill set and partnerships to add significant growth through M&A. In 2022, we will continue to execute on accretive deals to further fuel growth and increase asset diversification.”

The recent highlights include:

•

New value accretive transactions for a total over $220 million on near-term cash flowing royalties and streams, including the Platreef Gold Stream, the Greenstone Gold Stream and the Caserones Copper Royalty

•	Implementing innovative ESG-linked long-term financial commitment on the Greenstone Gold Stream, pioneer in the precious metals royalty sector

•	Listing on the New York Stock Exchange

•	Increasing credit facility by $75 million to $125 million

•	Maintaining sector leading dividend yield at 2.1%, one of the highest in the precious metals royalty sector

•	Completing offering for gross proceeds of C$42.5 million in the beginning of January 2022

•	Maintaining low general and administrative expenses compared to peers

•	Establishing various tools to enhance financial flexibility including the at-the-market equity program for up to $50 million, normal course issuer bid program and dividend reinvestment plan

Major acquisitions announced in 2021 have significantly enhanced 3-year GEO growth (2022-2025) to 130% for Nomad’s portfolio of assets compared to 8% at Nomad’s creation in May 2020, less than two years ago.

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Guidance

In 2022, Nomad expects attributable royalty and stream sales to total 23,000 to 27,000 Gold equivalent ounces(1) (“GEOs”) using commodity prices of $1,800 per ounce for gold, $24.00 per ounce for silver and $4.00 per pound of copper.

Attributable royalty and stream sales are expected to reach 60,000 GEOs(1) by 2025 based on the same commodity prices as those underpinning 2022 guidance. This guidance assumes the start of operations at the Greenstone and Platreef mines in 2024 and Cortez complex’s Robertson deposit in 2025.

The 2022 and 3-year guidance are based on our assessment of public forecasts and other disclosure by the third-party owners and operators of our assets.

Recent acquisitions announced:

•

Entered into a gold purchase agreement with Ivanplats (Pty) Ltd. with respect to the Platreef palladium-rhodium-platinum-nickel-copper-gold project in South Africa. The Company will provide up-front cash payments totalling $75 million in gold stream funding as part of a $200 million gold stream co-investment with Orion Mine Finance. In December 2021, the Company paid the first deposit of $18.8 million. The Company financed the cash consideration by drawing $18.8 million on its revolving credit facility.

•

Entered into a gold purchase agreement with a subsidiary of Orion Mine Finance with respect to its 40% interest in Greenstone Gold Mines LP, the owner of the Greenstone Gold project, in Canada. The Company will provide up-front cash payments totalling $95 million. In December 2021, the Company paid the first deposit of $13.3 million.

•

Completed the acquisition of an effective 0.63% NSR royalty on the producing Caserones copper mine in Chile as part of two separate transactions for a total cash consideration of $50.3 million and the issuance of 2,000,000 warrants of the Company. The Company financed the cash consideration by drawing $50 million on its revolving credit facility.

•

Completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project located in central British Columbia, Canada for a total cash consideration of $1.8 million and the issuance of 1,583,710 common shares of the Company.

•

In January 2022, completed the acquisition of a portfolio of five royalties covering a number of Canadian exploration projects located in Ontario and Québec, Canada, satisfying the purchase price payable of $0.7 million by issuing 96,818 common shares of the Company.

Fourth quarter highlights and annual results:

•	GEOs(1) sold of 3,231 for Q4 2021 (3,587 for Q4 2020) and 16,372 for the year 2021 (14,870 for 2020).

•	Revenues of $6.8 million for Q4 2021 ($6.8 million for Q4 2020) and $27.2 million for the year 2021 ($26.8 million for 2020).

•

Net loss attributable to Nomad’s shareholders of $2.5 million for Q4 2021 (net income of $11.3 million for Q4 2020) and net loss attributable to Nomad’s shareholders of $1.7 million for the year 2021 (net income of $20.1 million for 2020).

•	Adjusted net loss(1) of $1.7 million for Q4 2021 (adjusted net income(1) of $1.3 million for Q4 2020) and adjusted net loss(1) of $1.7 million for the year 2021 ($9.7 million for 2020).

•	$12.4 million of cash as at December 31, 2021.

_______________

(1) Refer to the Non-IFRS measures and Other measures section of this press release.

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Q4 2021 and 2020:

For the three months ended December 31, 2021 ($000)	Revenues	Gross profit	Revenues attributable to Nomad(1)	Cash operating margin attributable to Nomad(1)
Bonikro Gold Stream	1,701	371	1,701	1,324
Mercedes Gold and Silver Stream	2,393	681	2,393	2,261
Blyvoor Gold Stream	381	236	381	260
RDM Gold Royalty	262	120	262	262
Moss Gold Royalty	123	28	123	123
Caserones Copper Royalty	1,923	1,258	1,298	1,298
Total	6,783	2,694	6,158	5,528

For the three months ended December 31, 2020 ($000)	Revenues	Gross profit	Revenues attributable to Nomad(1)	Cash operating margin attributable to Nomad(1)
Premier Gold Prepay Loan	1,697	—	1,697	1,697
Bonikro Gold Stream	2,851	702	2,851	2,242
Mercedes Gold and Silver Stream	1,617	723	1,617	1,299
South Arturo Silver Stream	15	7	15	12
RDM Gold Royalty	396	222	396	396
Moss Gold Royalty	208	69	208	208
Total	6,784	1,723	6,784	5,854

	GEOs earned(1)
	2021	2020
Premier Gold Prepay Loan	—	900
Bonikro Gold Stream	944	1,524
Mercedes Gold and Silver Stream	1,329	833
South Arturo Silver Stream	—	8
Blyvoor Gold Stream	212	—
RDM Gold Royalty	146	211
Moss Gold Royalty	69	111
Caserones Copper Royalty	531	—
Total	3,231	3,587

___________________

(1) Refer to the Non-IFRS measures and Other measures section of this press release.

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Years 2021 and 2020:

For the year ended December 31, 2021 ($000)	Revenues	Gross profit	Revenues attributable to Nomad(1)	Cash operating margin attributable to Nomad(1)
Premier Gold Prepay Loan	1,518	—	1,518	1,518
Bonikro Gold Stream	9,108	1,916	9,108	7,067
Mercedes Gold and Silver Stream	11,475	4,044	11,475	10,057
South Arturo Silver Stream	58	43	58	47
Blyvoor Gold Stream	574	353	574	390
RDM Gold Royalty	995	446	995	995
Moss Gold Royalty	519	129	519	519
Caserones Copper Royalty	2,905	1,978	1,960	1,960
Total	27,152	8,909	26,207	22,553

For the year ended December 31, 2020 ($000)	Revenues	Gross profit	Revenues attributable to Nomad(1)	Cash operating margin attributable to Nomad(1)
Premier Gold Prepay Loan	11,689	15	11,689	11,689
Bonikro Gold Stream – cash settled	425	192	425	425
Bonikro Gold Stream – in-kind delivery	7,029	1,691	7,029	5,541
Mercedes Gold and Silver Stream	5,033	1,510	5,033	4,066
South Arturo Silver Stream	50	16	50	41
Woodlawn Silver Stream	1,154	561	1,154	928
RDM Gold Royalty	1,178	479	1,178	1,178
Moss Gold Royalty	208	69	208	208
Total	26,766	4,533	26,766	24,076

__________________

(1) Refer to the Non-IFRS measures and Other measures section of this press release.

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	GEOs earned(1)
	2021	2020
Premier Gold Prepay Loan	900	6,700
Bonikro Gold Stream – cash settled	—	322
Bonikro Gold Stream – in-kind delivery	5,102	3,722
Mercedes Gold and Silver Stream	6,591	1,796
South Arturo Silver Stream	31	27
Blyvoor Gold Stream	321	—
Woodlawn Silver Stream	—	675
RDM Gold Royalty	553	620
Moss Gold Royalty	289	111
Caserones Copper Royalty	2,585	—
Total	16,372	13,973

For the fourth quarter of 2021, revenue attributable to Nomad was sourced 79% from gold and silver and 21% from copper. For the year ended December 31, 2021, revenue attributable to Nomad was sourced 93% from gold and silver and 7% from copper. Geographically, revenue for the year ended December 31, 2021 was sourced 64% (68% for the year 2020) from the Americas, 36% (28% for the year 2020) from Africa and 0% (4% for the year 2020) from Australia.

Update on the Woodlawn Silver Stream:

On February 17, 2022, DEVELOP Global Limited (“DEVELOP”) announced it has agreed to acquire Heron Resources Limited (“Heron”), the owner of the Woodlawn mine in Australia for an upfront consideration of A$30 million ($22 million) and success-driven milestone-related payments of up to A$70 million ($50 million). DEVELOP has entered into binding Co-Operation Deeds with Nomad and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement proposed by DEVELOP pursuant to which DEVELOP will acquire Heron. In connection with the acquisition of Heron by DEVELOP, the existing Nomad stream arrangement in respect of the Woodlawn mine will remain in place, subject to the following amendments, amongst others:

•	The aggregate amount of silver to be delivered to the Company will be capped at A$27 million ($19.4 million); and

•

A secondary stream will be introduced in respect of tailings, under which A$1.0 million ($0.7 million) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn mine, capped at A$10 million ($7.2 million).

The Company will further refine its assessment of the impact of the above amendments to the Woodlawn Silver Stream on its carrying value in Q1 2022 as the proposed transaction progresses and additional information on DEVELOP’s plans is made available.

________________

(1) Refer to the Non-IFRS measures and Other measures section of this press release.

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Declaration of dividends:

Nomad is also pleased to announce a quarterly dividend of C$0.05 per common share, payable on April 14, 2022 to Nomad’s shareholders of record as of the close of business on March 31, 2022.

The dividend has been designated by Nomad as an “eligible dividend” under the Income Tax Act (Canada).

Nomad has a dividend reinvestment plan (the “Plan”) which allows shareholders to reinvest their cash dividends into additional common shares The Company will issue additional common shares through treasury at a 3% discount to the weighted average price of the common shares on the Toronto Stock Exchange for the five (5) trading days immediately preceding the dividend payment date. To participate in the Plan, registered shareholders must deliver a properly completed Plan enrolment form to Computershare Trust Company of Canada not less than five (5) business days before a dividend record date. The Plan and enrollment forms are available on the Company’s website at www.nomadroyalty.com/en/investors/dividend/. Eligible registered shareholders may enroll in the Plan online through the plan agent’s self-service web portal at www.investorcentre.com/Nomad.

Non-registered beneficial shareholders who wish to participate in the Plan should contact their financial advisor, broker, investment dealer, bank or other financial institution who holds their common shares to inquire about the applicable enrolment deadline and to request enrolment in the Plan. For more information on how to enroll or any other inquiries, contact the Plan Agent at 1-800-564-6253 (toll-free in North America), 1-514-982-7555 (outside North America) or www.investorcentre.com/Nomad.

Share Capital:

On December 31, 2021 there were 56,684,334 common shares of Nomad outstanding. As at February 22, 2022, the Company had 61,456,966 common shares, 1,382,093 share options and 24,881,654 common share purchase warrants outstanding entitling the holders to purchase 2,488,164 common shares. The Company also had 209,879 restricted share units, 78,500 performance share units and 148,380 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the last daily exchange rate published by the Bank of Canada (on February 18, 2022) prior to this press release, 1,414,887 common shares would be issuable should the conversion option be exercised on such date.

Non-IFRS Measures and Other Measures:

Nomad has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”), including (i) adjusted net income (loss), (ii) cash operating margin attributable to Nomad and (iii) cash cost of sales.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In addition to the non-IFRS performance measures described below, the Company’s royalty and stream revenues are converted to GEOs by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. The Company’s gross amount received or receivable from the Caserones copper royalty is converted to gold equivalent ounces by dividing the dividend received or receivable before taxes for a specific period by the average gold price, for the respective period.

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Adjusted Net Income (loss)

Adjusted net income (loss) is calculated by removing the effects of the non-cash cost of sales related to the gold prepay loan, the non-cash change in fair value of the conversion option for the Deferred Payment to Yamana Gold Inc. and the non-cash change in fair value of gold prepay loan and the deferred income tax recovery related to stream interests subject to the RTO Transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net income (loss) (in thousands of dollars).

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Net income	(2,390)	11,264	(1,459)	20,111

Adjustments:
Non-cash cost of sales related to the gold prepay loan	—	1,702	1,522	11,674
Change in fair value of gold prepay loan	—	(487)	690	(5,454)
Listing expenses	—	—	—	23,492
Change in fair value of conversion option	1,148	(6,366)	(1,425)	1,693
Deferred income tax recovery	(418)	(4,786)	(1,003)	(41,812)
Adjusted net income (loss)	(1,660)	1,327	(1,675)	9,704

Cash Operating Margin Attributable to Nomad

Cash operating margin attributable to Nomad is calculated by subtracting the cash cost of sales from the total revenues adjusted to remove revenues attributable to non-controlling shareholders. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

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The following table provides a calculation of cash operating margin attributable to Nomad (in thousands of dollars).

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Cash operating margin attributable to Nomad
Total revenue	6,783	6,784	27,152	26,766
Less: Revenue attributable to the non-controlling shareholders	(625)	—	(945)	—
Total revenue attributable to Nomad	6,158	6,784	26,207	26,766
Less: Cash cost of sales (1)	630	930	3,654	2,690
Cash operating margin attributable to Nomad	5,528	5,854	22,553	24,076
Cash operating margin attributable to Nomad (% of revenue attributable to Nomad)	90%	86%	86%	90%

(¹) See reconciliation of cash cost of sales below.

Cash Cost of Sales

Cash cost of sales is calculated by subtracting depletion and non-cash costs of sales related to the gold prepay loan from the total cost of sales. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.

The following table provides a reconciliation of cash cost of sales (in thousands of dollars).

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Cost of sales	4,089	5,061	18,243	22,233
Less: Depletion	(3,459)	(2,429)	(13,067)	(7,869)
Less: Purchased cost of gold ounces received related to the gold prepay loan (non-cash)	—	(1,702)	(1,522)	(11,674)
Cash cost of sales	630	930	3,654	2,690

QUALIFIED PERSON

Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects who has reviewed and approved the technical content of this news release.

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CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 22 royalty, stream, and gold loan assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montreal, Québec H3B 0G4	nomadroyalty.com

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Nomad’s growth, results of operations, estimated future revenues, performance guidance, outlook, including GEOs guidance, carrying value of assets, future dividends, and the beginning of operations at the Greenstone and Platreef mines and Cortez complex’s Robertson deposit by anticipated dates. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Nomad will purchase gold, silver and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold, silver, copper and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Nomad; changes in accounting policies, impact of inflation, global liquidity and credit availability, stock market volatility; regulatory restrictions; liability, competition, loss of key employees, and other related risks and uncertainties, as well as those risk factors discussed or referred to in the Company’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available on the Company’s profile on SEDAR at www.sedar.com and the Annual Report on Form 40-F filed with the United States Securities and Exchange Commission available under the Company’s profile on EDGAR at www.sec.gov. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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Nomad Royalty Company Ltd.

Consolidated balance sheets (unaudited)

(tabular amounts expressed in thousands of United States dollars)

	December 31, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash	12,377	22,517
Amounts receivable	2,857	1,349
Gold prepay loan	—	6,920
Other assets	2,935	1,023
Total current assets	18,169	31,809
Non-current assets
Gold prepay loan	—	8,237
Royalty, stream and other interests	314,783	207,923
Deferred income taxes	43,061	42,059
Total non-current assets	357,844	258,219
Total assets	376,013	290,028

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,057	4,391
Deferred payment liability - host contract	9,712	—
Deferred payment liability - conversion option	1,588	—
Total current liabilities	17,357	4,391
Non-current liabilities
Deferred payment liability – host contract	—	9,046
Deferred payment liability – conversion option	—	3,013
Revolving credit facility	68,750	—
Total non-current liabilities	68,750	12,059
Total liabilities Total liabilities	86,107	16,450

Equity
Common shares	255,305	254,210
Warrants	3,156	2,838
Contributed surplus	4,732	3,091
Retained earnings	2,785	13,439
Equity attributable to Nomad Royalty Company Ltd’s shareholders	265,978	273,578
Non-controlling interests	23,928	—
Total equity	289,906	273,578
Total liabilities and equity	376,013	290,028

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Nomad Royalty Company Ltd.

Consolidated statements of income and comprehensive income (unaudited)

(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$	$	$	$
Revenue
Gold and silver sales	4,475	6,180	22,733	24,955
Other revenue	2,308	604	4,419	1,811
Total revenue	6,783	6,784	27,152	26,766
Cost of sales
Purchased cost of gold and silver	630	2,632	5,176	14,364
Depletion of royalty, stream and other interests	3,459	2,429	13,067	7,869
Total costs of sales	4,089	5,061	18,243	22,233
Gross profit	2,694	1,723	8,909	4,533
Other operating expenses (income)
General and administrative expenses	2,007	1,065	5,708	2,615
Project evaluation expenses	62	36	433	93
Share-based compensation	582	580	2,367	2,742
Change in fair value of gold prepay loan	—	(487)	690	(5,454)
Share of income of associate	—	—	(373)	—
Listing expenses	—	—	—	23,492
Total other operating expenses	2,651	1,194	8,825	23,488
Operating income (loss)	43	529	84	(18,955)
Other income (expenses)
Change in fair value of conversion option	(1,148)	6,366	1,425	(1,693)
Finance costs	(746)	(395)	(2,396)	(787)
Other losses	(265)	27	(338)	(27)
Total other income (expenses)	(2,159)	5,998	(1,309)	(2,507)
Income (loss) before income taxes	(2,116)	6,527	(1,225)	(21,462)
Income tax recovery (expense)	(274)	4,737	(234)	41,573
Net income (loss) and comprehensive income (loss)	(2,390)	11,264	(1,459)	20,111
Net income (loss) and comprehensive income (loss) attributable to:
Nomad Royalty Company Ltd’s shareholders	(2,502)	11,264	(1,676)	20,111
Non-controlling interests	112	—	217	—
Net income (loss) per share
Basic	(0.04)	0.21	(0.03)	0.45
Diluted	(0.04)	0.09	(0.03)	0.45
Weighted average number of common shares outstanding
Basic (in thousands)	56,667	54,330	56,645	44,661
Diluted (in thousands)	56,667	56,151	56,645	45,041

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Nomad Royalty Company Ltd.

Consolidated statements of cash flows (unaudited)

(tabular amounts expressed in thousands of United States dollars)

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$	$	$	$
Operating activities
Net income (loss) for the period	(2,390)	11,264	(1,459)	20,111
Adjustments for:
Cost of sales related to gold prepay loan	—	1,702	1,522	11,674
Depletion of royalty, stream and other interests	3,459	2,429	13,067	7,869
Share-based compensation	582	580	2,367	2,742
Change in fair value of gold prepay loan	—	(487)	690	(5,454)
Listing expense	—	—	—	22,390
Change in fair value of conversion option	1,148	(6,366)	(1,425)	1,693
Share of income of associate, net of dividends received	—	—	(14)	—
Deferred income tax recovery	(418)	(4,786)	(1,002)	(41,812)
Finance costs	256	227	1,018	471
Interest received	—	236	210	1,107
Changes in other assets and liabilities
Amounts receivable	1,126	(423)	838	(1,102)
Other assets	553	200	(1,148)	(340)
Accounts payable and accrued liabilities	(767)	202	(1,883)	1,049
Cash provided by operating activities	3,549	4,778	12,781	20,398
Investing activities
Cash acquired	—	8,195	2,311	11,344
Acquisition of gold prepay loan	—	—	—	(15,500)
Acquisition of royalty, stream and other interests	(32,267)	(3,353)	(60,720)	(15,293)
Acquisition of investments in associate	—	—	(23,176)	—
Cash provided by (used in) investing activities	(32,267)	4,842	(81,585)	(19,449)
Financing activities
Proceeds on issuance of common shares	—	—	—	9,652
Share and warrant issue expenses	—	(149)	(15)	(863)
Exercise of share options	40	—	44	—
Revolving credit drawn	18,750	—	68,750	—
Financing fees	(92)	(16)	(1,135)	(430)
Dividends paid	(2,224)	(1,966)	(8,980)	(1,966)
Net parent investment	—	—	—	15,175
Net cash provided by (used in) financing activities	16,474	(2,131)	58,664	21,568
Net increase (decrease) in cash	(12,244)	7,489	(10,140)	22,517
Cash at beginning of period	24,621	15,028	22,517	—
Cash at end of period	12,377	22,517	12,377	22,517

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